Exhibit 99.1

NEWS RELEASE

Siyata Mobile to Showcase Entire Product Line at IWCE Conference

Vancouver, BC – September 14, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces that it will showcase its full suite of communication products at the International Wireless Communication Expo (IWCE) being held at The Las Vegas Convention Center from September 27 - 30, 2021 in booth number 155.

“The IWCE is the premier annual event for the critical communications industry, and we are looking forward to participating in this ‘in-person’ conference,” said Marc Seelenfreund, CEO of Siyata. “We will be demonstrating our entire product line, including our flagship Uniden® UV350 in-vehicle device, the recently introduced SD7 mission-critical PTT rugged handset device, and our complete portfolio of cellular boosters including our Hero Series for first responders. We look forward to demonstrating the leading-edge capabilities of all of our products at IWCE.”

In August, Siyata unveiled the SD7, a MCPTT (Mission Critical Push-To-Talk) device to serve the needs of primary first responders (police, fire and ambulance), which number over two million in the U.S. alone. The SD7 allows first responders to quickly connect and coordinate on unified public cellular networks in North America and other international markets and eliminates the need for carrying an assortment of devices when time is of the essence in emergency situations.

The UV350 is the industry’s only dedicated in-vehicle smartphone with 4G/LTE capabilities and is the ultimate device for commercial vehicles, supporting Push-to-Talk over Cellular (PoC), voice calls, and data applications and representing the next-generation alternative to land mobile radio (LMR).

Siyata’s cellular boosters provides industry-leading quality, easy installation, and the most advanced booster technology to enterprises, first responders, and consumers alike. These boosters can be used in buildings or in vehicles to help strengthen cellular signals to prevent missed or dropped calls or slow data speeds.

About IWCE

IWCE (International Wireless Communications Expo) is the premier annual event for critical communications, featuring a four-day conference, with an 80,000 square foot exhibit hall with nearly 400 exhibitors. Over 7,000 individuals attend from a diverse group of industry professionals including product distribution, government, public safety, critical infrastructure, business enterprise and more. IWCE 2021 will be held September 27 – 30 in Las Vegas, NV. https://www.iwceexpo.com/about

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.